Exhibit 99.2

NewsRelease

TransCanada Corporation announces shareholder approval of
corporate name change and 2019 annual and special meeting
Board of Directors election results

CALGARY, Alberta -- May 3, 2019 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced that shareholders representing approximately 99.55% per cent of votes cast approved a special resolution authorizing the Company to amend its articles to change its name to:

TC Energy Corporation
Corporation TC Énergie

The common shares of the Company will continue to trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under its existing trading symbol, TRP. The Company’s preferred shares will also continue to trade on the TSX under their existing trading symbols. The effective date of the change of name will be the date of issuance of a certificate of amendment by the Director under the Canada Business Corporations Act, which we expect to receive shortly. Articles of Amendment for the name change have been filed with Corporations Canada.

Voting Results of Directors

In addition to the approval of the special resolution, shareholders also elected each of the following 12 nominees as directors of the Company on a vote by ballot to serve until the next annual meeting of shareholders of the Company, or until their successors are elected or earlier appointed:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Stéphan Crétier	598,634,895	99.77	1,365,426	0.23
Russell K. Girling	598,964,473	99.83	1,035,542	0.17
S. Barry Jackson	564,309,121	94.05	35,691,200	5.95
Randy Limbacher	598,109,048	99.69	1,887,531	0.31
John E. Lowe	596,309,489	99.38	3,690,612	0.62
Una Power	598,076,424	99.68	1,923,677	0.32
Mary Pat Salomone	598,073,376	99.68	1,926,945	0.32
Indira Samarasekera	570,306,476	95.05	29,693,868	4.95
D. Michael G. Stewart	592,814,246	98.80	7,186,075	1.20
Siim A. Vanaselja	530,911,086	88.49	69,089,235	11.51
Thierry Vandal	598,682,200	99.78	1,317,939	0.22
Steven W. Williams	598,849,566	99.81	1,150,778	0.19

Effective today, the Board of Directors welcomes our two new independent directors, Ms. Una Power and Mr. Steven Williams.

“On behalf of the Board of Directors, I am very pleased to welcome our two newest directors. Both Ms. Power and Mr. Williams bring extensive experience in the energy industry, and will prove to be valuable additions to our board,” said Siim Vanaselja, chair of TransCanada’s Board of Directors.

Ms. Power is a corporate director and also serves on the boards of the Bank of Nova Scotia and Teck Resources Limited. Previously, Ms. Power was the Chief Financial Officer of Nexen Energy ULC. Mr. Williams is a corporate director and also serves on the board of Alcoa Corporation. Previously, Mr. Williams was the Chief Executive Officer of Suncor Energy Inc.

Final voting results on all matters voted on at the meeting will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and posted to the Investors section of the Company website at www.transcanada.com by no later than Tuesday, May 7, 2019.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. We operate one of the largest natural gas transmission networks that extends more than 92,600 kilometres (57,500 miles), connecting major gas supply basins to markets across North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, we currently own or have interests in more than 6,600 megawatts of power generation in Canada and the United States. We are also the developer and operator of one of North America's leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

FORWARD-LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated May 2, 2019 and 2018 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Grady Semmens
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522